Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Six Months Ended	Year Ended December 31,
	June 30, 2012	2011	2010	2009	2008	2007
		(Dollars in thousands)
Consolidated income before income taxes and minority interests	$44,795	$132,914	$65,266	$86,164	$77,053	$38,144
Interest credited to account balances and amortization of deferred sales inducements	324,506	847,538	793,091	387,882	235,836	571,917
Interest expense on notes payable	14,067	31,633	22,125	14,853	19,773	20,916
Interest expense on subordinated debentures	7,149	13,977	14,906	15,819	19,445	22,520
Interest expense on amounts due under repurchase agreements and other interest expense	—	30	—	534	8,207	15,926
Interest portion of rental expense	340	665	648	570	459	468
Consolidated earnings	$390,857	$1,026,757	$896,036	$505,822	$360,773	$669,891

Interest credited to account balances and amortization of deferred sales inducements	324,506	847,538	793,091	387,882	235,836	571,917
Interest expense on notes payable	14,067	31,633	22,125	14,853	19,773	20,916
Interest expense on subordinated debentures	7,149	13,977	14,906	15,819	19,445	22,520
Interest expense on amounts due under repurchase agreements and other interest expense	—	30	—	534	8,207	15,926
Interest portion of rental expense	340	665	648	570	459	468
Combined fixed charges	$346,062	$893,843	$830,770	$419,658	$283,720	$631,747

Ratio of consolidated earnings to fixed charges	1.1	1.1	1.1	1.2	1.3	1.1

Ratio of consolidated earnings to fixed charges, excluding interest credited to account balances and amortization of deferred sales inducements	3.1	3.9	2.7	3.7	2.6	1.6